

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2020

Hilton Schlosberg
President & Chief Financial Officer
Monster Beverage Corp.
1 Monster Way
Corona, CA 92879

> Re: **Monster Beverage Corp.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed February 28, 2020**
> **File No. 001-18761**

Dear Mr. Schlosberg:

We have reviewed your October 2, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2020 letter.

Form 10-K for the Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 48

1. We have carefully considered your response to prior comment 1 and your revised disclosures that "gross sales" represent the recognition of deferred revenue and amounts invoiced to customers, net of cash discounts and returns. Based on this clarification, it appears that "gross sales" is more akin to a billings-type metric. Accordingly, please revise the title of this metric so as not to imply that it represents GAAP sales or revenue and comply with the metrics guidance set forth in SEC Release No. 33-10751. Please also clarify for us how the amount of deferred revenue included in Gross Sales is determined. In your response, please include your proposed revisions, including your discussion of this metric in MD&A.

You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing